UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101/201

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Unless we otherwise specify, when used in this Report, the terms “OST,” “we,” “our” and “us” refer to Ostin Technology Group Co., Ltd and its wholly owned subsidiaries.

ENTRY INTO TWO MATERIAL DEFINITIVE AGREEMENTS

Subscription Agreement

On January 31, 2024, OST entered into a Subscription Agreement (the “Subscription Agreement”) for a private placement (the “Private Placement”) with MIDEA INTERNATIONAL CO., LIMITED (the “Purchaser”). Pursuant to the Subscription Agreement, OST has agreed to issue and sell to the Purchaser 2,800,000 ordinary shares of the OST (the “Ordinary Shares”), at a purchase price equivalent to US$0.35 per share. OST will receive US$ 980,000 in proceeds from the Private Placement of Ordinary Shares. The financing was closed on February 7, 2024, subject to the customary closing conditions.

OST intends to use the net proceeds from the Private Placement for adding liquidity.

The foregoing description of the Subscription Agreement and the Ordinary Shares under the Subscription Agreement does not purport to be completed and is qualified in its entirety by references to the full text of the Subscription Agreement, which is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated by reference herein.

Registration Rights Agreement

On January 31, 2024, OST entered into a certain Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchaser. The Ordinary Shares issuance is to be exempted from registration and the Purchaser is subject to certain lock-up arrangements for a period of forty-five (45) days.

The foregoing description of the Registration Rights Agreement does not purport to be completed and is qualified in its entirety by references to the full text of the Registration Rights Agreement, which is filed as Exhibit 99.2 to this Current Report on Form 6-K and is incorporated by reference herein.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Subscription Agreement between Ostin Technology Group Co., Ltd. and MIDEA INTERNATIONAL CO., LIMITED, dated January 31, 2024.

Exhibit 99.2	Registration Rights Agreement between Ostin Technology Group Co., Ltd. and MIDEA INTERNATIONAL CO., LIMITED, dated January 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: February 7, 2024

[Signature Page to Form 6-K]

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